Filed Pursuant to Rule 433

Registration No. 333-210556-01

Free Writing Prospectus dated April 30, 2018

DTE ELECTRIC COMPANY

PRICING TERM SHEET

$525,000,000 2018 Series A 4.05% General and Refunding Mortgage Bonds due 2048

Issuer:	DTE Electric Company

Security:	Series A 4.05% General and Refunding Mortgage Bonds due 2048 (the “Bonds”)

Principal Amount:	$525,000,000

Maturity Date:	May 15, 2048

Coupon:	4.05%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Price/Yield:	93-05/3.106%

Spread to Benchmark Treasury:	+97 bps

Yield to Maturity:	4.076%

Price to Public:	99.551%

Optional Redemption:	Prior to November 15, 2047 (the “Par Call Date”), the Bonds will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Bonds matured on the Par Call Date discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the Bonds will be redeemable at a redemption price equal to 100% of the principal amount of Bonds being redeemed, plus accrued and unpaid interest to the redemption date.

Trade Date:	April 30, 2018

Settlement Date:	T+5; May 7, 2018

CUSIP:	23338V AH9

ISIN:	US23338VAH96

Anticipated Ratings*:	Aa3 (stable)/A (stable)/A+ (negative) (Moody’s/ S&P/Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated TD Securities (USA) LLC

Co-Managers:	Comerica Securities, Inc. Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC

Additional Information/Notice to Investors:

The following shall supplement the information under “Notice to Investors” in the accompanying prospectus supplement:

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities to which this document relates may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The Bonds have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

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